August 7, 2008

Via EDGAR and U.S. Mail
Mr. Karl Hiller
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	EnDevCo, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed April 15, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 15, 2008
File No. 001-31433

Dear Mr. Hiller:

        On behalf of EnDevCo, Inc. (the "Company"), we are submitting responses to the comments on the Company's the periodic reports for (i) the Fiscal Year Ended December 31, 2007 on Form 10-K, and (ii) the Fiscal Quarter Ended March 31, 2008 on Form 10-Q (File No. 001-31433), set forth in the letter from the staff ("Staff") of the Securities and Exchange Commission dated July 24, 2008. In this letter, the Company has reproduced your comments in italics typeface and has made its responses in normal typeface. We respectfully request that the Staff provide any further comments at its earliest convenience.

Form 10-K for the Fiscal Year Ended December 31, 2007

Cover Page

1. Please use the new format for your Form 10-K cover page and indicate by checking the appropriate box whether you are a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, based on the definitions in Rule 12b-2 of the Exchange Act. Please refer to Release No. 33-8876, which became effective February 4, 2008, if you require further guidance.

Response: We have revised the Cover Page to comply with your comment.

ENDEVCO, INC.	HOUSTON OFFICE 2425 Fountainview Drive, Suite 215	DALLAS OFFICE 4849 Greenville Avenue, Suite 1150
	Houston, TX 77057 Tel 713.977.4662 Fax 713.977.9204	Dallas, TX 75206 Tel 214.987.1779 Fax 214.987.1047

ENDEVCO, INC.

Management's Discussion and Analysis

Results of Operations, page 12

2. Please expand your analysis to discuss the reasons for the variances observed, and to identify any known material trends, events, or uncertainties that would cause reported financial information not to be indicative of future operating results. Please refer to FRC §501.12.b. if you require further guidance.

Response: We have revised the subject section to comply with your comment. Please see pages 15-17 of the attached Form 10-K/A, marked to show changes from the previously filed Form 10-K.

Controls and Procedures, page 15

3. We note your disclosure of material weaknesses identified by your auditor. However, you also state that as of December 31, 2007, there were deficiencies in your internal controls. Please modify your disclosure to clarify whether you intended to differentiate between material weaknesses and deficiencies, as these terms are defined in PCAOB's Auditing Standard No. 5 paragraphs 62 to 70, and to explain how you concluded on the effectiveness of your disclosure controls and procedures as of December 31, 2007, to comply with Item 307 of Regulation S-K.

Response: We have revised the subject section to comply with your comment. Please see pages 17-19 of the attached Form 10-K/A, marked to show changes from the previously filed Form 10-K.

4. It does not appear that you have performed your management's assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file an annual report for the prior fiscal year, it appears that you are required to report on your management's assessment of internal control over financial reporting.

If you have not yet performed your assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In addition, please consider whether your failure to perform or complete your management's report on internal control over financial reporting impacts your conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/ guidance/regs-kinterp.htm.

Response: We have revised the subject section to comply with your comment. Please see pages 18-19 of the attached Form 10-K/A, marked to show changes from the previously filed Form 10-K.

ENDEVCO, INC.

Financial Statements

General

5. Please note that unless you qualify as a smaller reporting company, you will need to provide three years of consolidated statements of operations, changes in stockholders' deficit and cash flows to comply with Rules 3-02 to 3-04 of Regulation S-X.

Response: On June 30, 2007, the Company had a common equity public float of approximately $7.7 million. Accordingly, the Company qualified as a smaller reporting company for the fiscal year 2007.

6. We note you label your 2006 financial statement columns as restated. Please add a note to explain the nature and to quantify the impact of your restatements.

Response: The Company filed a Form 10-KSB/A for 2006, containing a note explaining the nature and impact of the restatements. The same language has been added as a note to the Company's 2007 Financial Statements. Please see page 42 of the attached Form 10-K/A, marked to show changes from the previously filed Form 10-K.

Note 1 - Summary of Significant Accounting Policies, page 32

Newly issued accounting pronouncements. page 32

7. We note you disclose that while the provisions of FIN 48 became effective for you beginning January1, 2007, you are in the process of determining the effect of adopting FIN 48 on your financial statements. Since you are past the required adoption date, we believe you will need to take whatever steps are necessary to comply with this guidance. Please revise your disclosure under this heading to discuss the effects of adopting FIN 48 on your financial statements. Additionally, revise your Note 6 to comply with the disclosure requirements in paragraphs 20 to 24 of FIN 48.

Response: The Company's disclosure regarding FIN 48 was incorrect. The company has fully adopted the provisions of FIN 48 effective January, 2007, and it did not have a material effect on the Company's consolidated financial position or its results of operations. We have revised our disclosure regarding FIN 48 to properly reflect its adoption dates and impacts. Please see page 35 of the attached Form 10-K/A, marked to show changes from the previously filed Form 10-K.

ENDEVCO, INC.

8. Please revise your disclosures about effective dates and adoption impacts of the other newly issued accounting pronouncements to reflect properly their effective dates and your adoption impact assessments or status.

Response: We have revised the subject section to comply with your comment. Please see pages 35 and 36 of the attached Form 10-K/A, marked to show changes from the previously filed Form 10-K.

Note 4 - Commitments and Contingencies, page 35

9. We note you disclose that Basic Energy Services has filed a breach of contract case claiming your subsidiary has not paid for goods and services that are in dispute between the parties, but that you believe upon review of all disputed invoices, a settlement will be reached between the parties. Please expand your disclosure to state the claim amount asserted, your extent of accrual for any probable loss, and your estimated range of reasonably possible loss, based on the guidance in SFAS 5 and FIN 14.

Response: We have revised the subject section to comply with your comment. Please see pages 9 and 38 of the attached Form 10-K/A, marked to show changes from the previously filed Form 10-K.

Note 12 - Supplemental Oil and Gas Information (Unaudited), page 39

10. We note you disclose on page 40, as well as on page 4, that you acquired working interests in Short Junction Field, which appear to include producing wells, on April 13, 2006, for $11.5 million. As you may know, acquisitions of working interests in producing oil and gas properties should be evaluated for significance to determine whether financial statements are required under Rule 3-05 of Regulation S-X. As the acquisition appears to have met the significance provisions of Rule 3-05, tell us why you have not provided separate financial statements pursuant to Rule 3-05 and pro forma information pursuant to Rules 11-01 and 11-02 of Regulation S-X for Short Junction. Please refer to SAB Topic 2:D, IRQ 7 if you require clarification.

Response: The Company did not provide separate financial statements pursuant to Rule 3-05 or the pro forma information pursuant to Rules 11-01 and 11-02 of Regulation S-X for the Short Junction Field acquisition due to (i) lack of available information and (ii) lack of relevance to the Company's decision to purchase the Short Junction Field. The seller of the Short Junction Field could not provide the information required of Rule 3-05, nor could the information be recreated from the seller's records. The Company's decision to purchase the Short Junction Field was in no way based on past financial performance. The decision to purchase was based entirely on the due diligence of the Company and its independent advisor, DeGolyer & MacNaughton, regarding reserves and potential production of the Field upon development.

ENDEVCO, INC.

Engineering Comments

Description of Properties. page 3

Cleveland County, Oklahoma. page 4

11. We note the gross proved reserves for the Short Junction disclosed here and your net proved reserves on page 42. Please submit to us the petroleum engineering reports -- in hard copy and digital electronic format - you used as the basis for your 2007 proved reserve disclosures. If not included, please add the items below:

a) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

b) Individual income forecasts for the Short Junction Unit by proved reserve category as well as an itemized list of its development costs;

c) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations) and narratives for the Short Junction Unit in support of your disclosed proved undeveloped reserves;

d) Discussion of your source(s) for the $270 million development costs disclosed.

Response: The underlying appraisal and reserve report for the Short Junction area properties owned by the Company was prepared and issued by DeGolyer & MacNaughton and attached hereto.

The company is in advanced negotiations with prospective lenders for debt facilities of up to $200 million. These funds, together with those generated internally, would be used to fund the development costs identified in the DeGolyer & MacNaughton report and disclosed by the Company.

        If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned, and we will supply further detail as quickly as possible.

Sincerely,

JOSEPH LESSARD
JOSEPH LESSARD
Chief Financial Officer

ENDEVCO, INC.

        As requested in the letter dated July 24, 2008 containing comments from the staff of the Securities and Exchange Commission (the "Staff") relating to the periodic reports for (i) the Fiscal Year Ended December 31, 2007 on Form 10-K (the "Form 10-K"), and (ii) the Fiscal Quarter Ended March 31, 2008 on Form 10-Q (the "Form 10-Q") filed (File No. 001-31433) by EnDevCo, Inc. (the "Company"), the Company hereby acknowledges that:

1) The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;

2) Comments from the Staff or changes to disclosure in response to Staff comments in the Form 10-K and Form 10-Q do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K or Form 10-Q; and

3) The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

ENDEVCO, INC.

by: JOSEPH LESSARD
JOSEPH LESSARD
Chief Financial Officer